UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For June 30, 2021

Commission File No. 001-33176

Fuwei Films (Holdings) Co., Ltd.

No. 387 Dongming Road

Weifang Shandong

People’s Republic of China, Postal Code: 261061

(ADDRESS OF PRINCIPAL EXECUTIVE OFFICES)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule

101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule

101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐     No ☒

If “Yes” marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________

EXPLANATORY NOTE

This Report of Foreign Private Issuer on Form 6-K (this “Form 6-K”) contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, and Section 21E of the Securities Exchange Act of 1934. These statements relate to future events or the future financial performance of Fuwei Films (Holdings) Co., Ltd. (the “Company”). The Company has attempted to identify forward-looking statements by terminology, including, but not limited to, “anticipates”, “believes”, “expects”, “can”, “continue”, “could”, “estimates”, “intends”, “may”, “plans”, “potential”, “predicts”, “should” or “will” or the negative of these terms or other comparable terminology.

The forward-looking statements included in this Form 6-K are subject to risks, uncertainties and assumptions about the Company’s businesses and business environments. These statements reflect the Company’s current views with respect to future events and are not a guarantee of future results, operations, levels of activity, performance or achievements. Actual results of the Company’s results, operations, levels of activity, performance or achievements may differ materially from information contained in the forward-looking statements as a result of risk factors. They include, among other things, negative impacts of the weak economic recovery of major developed countries and Europe's deteriorating debt crisis on the Company, competition in the BOPET film industry, especially the significant oversupply of BOPET films resulting from the rapid growth of the Chinese BOPET industry capacity, changes in the international market and trade barriers, especially the uncertainty of the antidumping investigation and imposition of an anti-dumping duty on imports of the BOPET films originating from the People’s Republic of China (“China”) conducted by certain countries; uncertainty around U.S.-China trade war and its effect on the Company’s operation, fluctuations of RMB exchange rate, the reduction in demand for the Company’s products or the loss of main customers which may result in the decrease of sales, and negatively influencing the Company’s financial performance, uncertainty as to the future profitability and the Company’s ability to obtain adequate financing for its planned capital expenditure requirements, uncertainty as to the Company’s ability to continuously develop new BOPET film products and keep up with changes in BOPET film technology, risks associated with possible defects and errors in its products, including complaints and claims from clients, uncertainty as to its ability to protect and enforce its intellectual property rights, uncertainty as to its ability to attract and retain qualified executives and personnel, and uncertainty in acquiring raw materials on time and on acceptable terms, particularly in light of the volatility in the prices of petroleum products in recent years, instability of power and energy supply, and the uncertainty regarding the future operation of the Company in connection with the measures taken by the Chinese government to save energy and reduce emissions, and the changes in the labor law in China as well as the uncertainty of the impact of major shareholder transfer that have substantial influence over the Company and the Company’s business operation, uncertainty around completion of transactions contemplated by the securities purchase agreement (as described herein) entered into between the Company and Enesoon New Energy Limited, uncertainty of the effects of outbreaks of pandemic or contagious diseases, including the length and severity of the recent worldwide outbreak of Coronavirus, now named as COVID-19, including its impact on our business. The Company’s expectations are as of the date of filing of this Form 6-K, and the Company does not intend to update any of the forward-looking statements after the date this Form 6-K is filed to confirm these statements to actual results, unless required by law.

On September 2, 2021, the Company announced its unaudited consolidated financial results for the three-month and six-month period ended June 30, 2021.

FUWEI FILMS (HOLDINGS) CO., LTD. AND SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS

AS OF JUNE 30, 2021 AND DECEMBER 31, 2020

(amounts in thousands except share and per share value)

(Unaudited)

	Notes	June 30, 2021		December 31, 2020
		RMB	US$	RMB
ASSETS
Current assets
Cash and cash equivalents		176,069	27,270	113,423
Restricted cash		-	-	7,500
Accounts and bills receivable, net	3	43,797	6,783	32,393
Inventories	4	24,477	3,791	25,436
Advance to suppliers		10,388	1,609	7,359
Prepayments and other receivables		1,155	179	1,103
Assets held for sale	5	-	-	122,919
Deferred tax assets - current		1,369	212	6,947
Total current assets		257,255	39,844	317,080

Property, plant and equipment, net	6	105,928	16,406	111,308
Lease prepayments, net	7	14,952	2,316	15,219
Advance to suppliers - long term, net		-	-	1,542
Deferred tax assets - non current		297	46	507

Total assets		378,432	58,612	445,656

LIABILITIES AND EQUITY
Current liabilities
Short-term borrowings	8	65,000	10,067	65,000
Due to related parties	9	-	-	73,571
Accounts payables		21,763	3,371	25,730
Notes payable	10	-	-	15,000
Advance from customers		2,908	450	9,297
Accrued expenses and other payables		7,964	1,233	27,400
Total current liabilities		97,635	15,121	215,998

Deferred tax liabilities		1,821	282	1,854

Total liabilities		99,456	15,403	217,852

Equity
Shareholders’ equity
Registered capital (of US$0.519008 par value; 5,000,000 shares authorized; 3,265,837 issued and outstanding)		13,323	2,063	13,323
Additional paid-in capital		311,907	48,308	311,907
Statutory reserve		37,441	5,799	37,441
Retained earnings		(84,535)	(13,093)	(135,707)
Cumulative translation adjustment		840	132	840
Total shareholders’ equity		278,976	43,209	227,804
Total equity		278,976	43,209	227,804
Total liabilities and equity		378,432	58,612	445,656

The accompanying notes are an integral part of these unaudited condensed consolidated statements.

FUWEI FILMS (HOLDINGS) CO., LTD. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)

FOR THE THREE- AND SIX-MONTH PERIODS ENDED JUNE 30, 2021 AND 2020

(amounts in thousands except share and per share value)

(Unaudited)

		The Three-Month Period Ended June 30,			The Six-Month Period Ended June 30,
	Notes	2021		2020	2021		2020
		RMB	US$	RMB	RMB	US$	RMB
Net sales		100,582	15,578	82,856	202,206	31,318	166,089
Cost of sales		60,728	9,406	48,421	119,902	18,570	101,895

Gross profit		39,854	6,172	34,435	82,304	12,748	64,194

Operating expenses
Selling expenses		4,944	766	3,372	9,058	1,403	7,458
Administrative expenses		9,014	1,396	15,368	15,369	2,380	26,323
Total operating expenses		13,958	2,162	18,740	24,427	3,783	33,781

Operating income		25,896	4,010	15,695	57,877	8,965	30,413

Other income (expense)
- Interest income		1,368	212	567	2,225	345	857
- Interest expense		(1,378)	(213)	(2,241)	(2,953)	(457)	(4,457)
- Others income (expense), net		(344)	(53)	49	(222)	(34)	118
Total other expenses		(354)	(54)	(1,625)	(950)	(146)	(3,482)

Income(loss) before provision for income taxes		25,542	3,956	14,070	56,927	8,819	26,931
Income tax benefit (expense)	11	(5,736)	(888)	(13)	(5,755)	(891)	81

Net income (loss)		19,806	3,068	14,057	51,172	7,928	27,012

Net income (loss) attributable to non-controlling interests		-	-	-	-	-	-
Net income (loss) attributable to the Company		19,806	3,068	14,057	51,172	7,928	27,012
Other comprehensive income (loss)
- Foreign currency translation adjustments attributable to non-controlling interest		-	-	-	-	-	-
- Foreign currency translation adjustments attributable to the Company		-	-	-	-	-	-

Comprehensive loss attributable to non-controlling interest		-	-	-	-	-	-
Comprehensive income(loss ) attributable to the Company		19,806	3,068	14,057	51,172	7,928	27,012

Earnings (loss) per share, Basic and diluted	12	6.06	0.94	4.30	15.67	2.43	8.27
Weighted average number ordinary shares, Basic and diluted		3,265,837	3,265,837	3,265,837	3,265,837	3,265,837	3,265,837

The accompanying notes are an integral part of these unaudited condensed consolidated statements.

FUWEI FILMS (HOLDINGS) CO., LTD. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2021 AND 2020

(amounts in thousands except share and per share value)

(Unaudited)

	The Six-Month Period Ended June 30,
	2021		2020
	RMB	US$	RMB
Cash flow from operating activities
Net loss	51,172	7,928	27,012
Adjustments to reconcile net loss to net cash
used in operating activities

- Depreciation of property, plant and equipment	6,109	946	17,986
- Amortization of intangible assets	266	41	267
- Deferred income taxes	5,755	891	(81)
- Bad debt recovery	338	52	160
-Inventory provision	(497)	(77)	-
Changes in operating assets and liabilities
- Accounts and bills receivable	(12,667)	(1,962)	(15,026)
- Inventories	1,456	226	(2,523)
- Advance to suppliers	(2,102)	(326)	(2,497)
- Prepaid expenses and other current assets	(52)	(8)	(87)
- Accounts payable	(3,967)	(614)	1,176
- Accrued expenses and other payables	(21,118)	(3,271)	210
- Advance from customers	(6,389)	(990)	(793)
- Tax payable	1,682	261	65

Net cash provided by (used in) operating activities	19,986	3,097	25,869

Cash flow from investing activities
Purchases of property, plant and equipment	(730)	(113)	(1,232)
Proceeds from sale of property, plant and equipment	122,919	19,038	-
Advanced to suppliers - non current	1,542	239	-
Amount change in construction in progress	-	-	(999)

Net cash provided by (used in) investing activities	123,731	19,164	(2,231)

Cash flow from financing activities
Principal payments of bank loans	-	-	-
Proceeds from (payment to) short-term bank loans	-	-	-
Proceeds from (payment to) related party	(73,571)	(11,395)	2,309
Change in notes payable	(15,000)	(2,323)	(31,000)

Net cash (used in) provided by financing activities	(88,571)	(13,718)	(28,691)

Effect of foreign exchange rate changes	-	195	-

Net increase in cash and cash equivalent	55,146	8,738	(5,053)

Cash and cash equivalent
At beginning of period	120,923	18,532	86,371
At end of period	176,069	27,270	81,318

SUPPLEMENTARY DISCLOSURE:
Interest paid	2,953	457	4,457

SUPPLEMENTARY SCHEDULE OF NONCASH INVESTING AND FINANCIAL ACTIVITIES:
Account payable for plant and equipment:	1,010	156	1,010

The accompanying notes are an integral part of these unaudited condensed consolidated statements.

FUWEI FILMS (HOLDINGS) CO., LTD. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(amounts in thousands except share and per share value)

(Unaudited)

NOTE 1 - BACKGROUND

Fuwei Films (Holdings) Co., Ltd. and its subsidiaries (the “Company” or the “Group”) are principally engaged in the production and distribution of BOPET film, a high-quality plastic film widely used in packaging, imaging, electronics, electrical and magnetic products in the People’s Republic of China (the “PRC”). The Company is a holding company incorporated in the Cayman Islands, established on August 9, 2004, under the Cayman Islands Companies Law as an exempted company with limited liability. The Company was established for the purpose of acquiring shares in Fuwei (BVI) Co., Ltd. (“Fuwei (BVI)”), an intermediate holding company established for the purpose of acquiring all of the ownership interest in Fuwei Films (Shandong) Co., Ltd. (“Shandong Fuwei”).

On August 20, 2004, the Company was allotted and issued one ordinary share of US$1.00 in Fuwei (BVI) (being the entire issued share capital of Fuwei (BVI)), thereby establishing Fuwei (BVI) as the intermediate investment holding company of the Company.

NOTE 2 - BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Accounting Principles

The accompanying unaudited condensed consolidated financial statements have been prepared by the Company, pursuant to the rules and regulations of the U.S. Securities and Exchange Commission (the “SEC”) as applicable to smaller reporting companies, and generally accepted accounting principles for interim financial reporting. The information furnished herein reflects all adjustments (consisting of normal recurring accruals and adjustments) which are, in the opinion of management, necessary to fairly present the operating results for the respective periods. Certain information and footnote disclosures normally presented in annual consolidated financial statements prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) have been omitted pursuant to such rules and regulations. These unaudited condensed consolidated financial statements should be read in conjunction with the audited consolidated financial statements and footnotes included in the Company’s Annual Report on Form 20-F for the year ended December 31, 2020 filed on April 22, 2021 with the SEC. The results of the six-month period ended June 30, 2021 are not necessarily indicative of the results to be expected for the full year ended December 31, 2021.

Principles of Consolidation

The condensed consolidated financial statements include the financial statements of the Company and its two subsidiaries. All significant inter-company balances and transactions have been eliminated in consolidation.

Use of Estimates

The preparation of the condensed consolidated financial statements in accordance with U.S. GAAP requires management of the Company to make a number of estimates and assumptions relating to the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates. On an ongoing basis, management reviews its estimates and assumptions, including those related to the recoverability of the carrying amount and the estimated useful lives of long-lived assets, valuation allowances for accounts receivable and realizable values for inventories. Changes in facts and circumstances may result in revised estimates.

FUWEI FILMS (HOLDINGS) CO., LTD. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(amounts in thousands except share and per share value)

(Unaudited)

Foreign Currency Transactions

The Company’s reporting currency is Chinese Yuan (Renminbi or “RMB”).

Fuwei Films (Holdings) Co., Ltd. and Fuwei (BVI) operate in Hong Kong as investment holding companies and their financial records are maintained in Hong Kong dollars, being the functional currency of these two entities. Assets and liabilities are translated into RMB at the exchange rates at the balance sheet date, equity accounts are translated at historical exchange rates and income, expenses, and cash flow items are translated using the average rate for the period. The translation adjustments are recorded in accumulated other comprehensive income in the statements of equity. The changes in the translation adjustments for the current period were reported as the line items of other comprehensive income in the consolidated statements of comprehensive income.

Transactions denominated in currencies other than RMB are translated into RMB at the exchange rates quoted by the People’s Bank of China (the “PBOC”) prevailing at the dates of transactions. Monetary assets and liabilities denominated in foreign currencies are translated into RMB using the applicable exchange rates quoted by the PBOC at the balance sheet dates. The resulting exchange differences are recorded in the consolidated statements of comprehensive income.

RMB is not fully convertible into foreign currencies. All foreign exchange transactions involving RMB must take place either through the PBOC or other institutions authorized to buy and sell foreign currency. The exchange rate adopted for the foreign exchange transactions are the rates of exchange quoted by the PBOC which are determined largely by supply and demand.

Commencing July 21, 2005, the PRC government moved the RMB into a managed floating exchange rate regime based on market supply and demand with reference to a basket of currencies.

For the convenience of the readers, the second quarter of 2021 RMB amounts included in the accompanying condensed consolidated financial statements in our quarterly report have been translated into U.S. dollars at the rate of US$1.00 = RMB 6.4566, on the last trading day of the second quarter of 2021 (June 30, 2021) as set forth in the H.10 statistical release of the U.S. Federal Reserve Board. No representation is made that the RMB amounts could have been, or could be, converted into U.S. dollar at that rate or at any other certain rate on June 30, 2021, or at any other date.

Cash and Cash Equivalents and Restricted Cash

For statements of cash flow purposes, the Company considers all cash on hand and in banks, including accounts in book overdraft positions, certificates of deposit and other highly liquid investments with maturities of three months or less, when purchased, to be cash and cash equivalents.

Restricted cash refers to the cash balance held by bank as deposit for Letters of Credit and Bank Acceptance Bill. The Company had restricted cash of RMB0 (US$0) and RMB7,500 as of June 30, 2021 and December 31, 2020, respectively.

FUWEI FILMS (HOLDINGS) CO., LTD. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(amounts in thousands except share and per share value)

(Unaudited)

Trade Accounts Receivable

Trade accounts receivable are recorded at the invoiced amount after deduction of trade discounts, value added taxes and allowances, if any, and do not bear interest. The allowance for doubtful accounts is the Group’s best estimate of the amount of probable credit losses in the Group’s existing accounts receivable. Estimates of collectability are principally based on an evaluation of the current financial condition of the customer and the potential risks to collection, the customers’ payment history, expected future credit losses and other factors which are regularly monitored by the Group.

The Group reviews its allowance for doubtful accounts monthly. Past due balances over 90 days and over a specified amount are reviewed individually for collectability. All other balances are reviewed on a pooled basis by aging of such balances. Account balances are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote.

Inventories

Inventories are stated at the lower of cost or market value as of balance sheet date. Inventory valuation and cost-flow is determined using Moving Weighted Average Method basis. The Group estimates excess and slow-moving inventory based upon assumptions of future demands and market conditions. If actual market conditions are less favorable than projected by management, additional inventory write-downs may be required. Cost of work in progress and finished goods comprises direct material, direct production cost and an allocated portion of production overheads based on normal operating capacity.

Property, Plant and Equipment

Property, plant and equipment are stated at cost less accumulated depreciation and impairment. Depreciation on property, plant and equipment is calculated on the straight-line method (after taking into account their respective estimated residual values) over the estimated useful lives of the assets. They are as follows:

Years
Buildings and improvements	25 - 30
Plant and equipment	10 - 15
Computer equipment	5
Furniture and fixtures	5
Motor vehicles	5

Depreciation of property, plant and equipment attributable to manufacturing activities is capitalized as part of the inventory and expensed to cost of goods sold when inventory is sold. Depreciation related to abnormal amounts from idle capacity is charged to general and administrative expenses for the period incurred.

Construction in progress represents capital expenditures with respect to the BOPET production line. No depreciation is provided with respect to construction in progress.

FUWEI FILMS (HOLDINGS) CO., LTD. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(amounts in thousands except share and per share value)

(Unaudited)

Leased Assets

An arrangement, comprising a transaction or a series of transactions, is or contains a lease if the Group determines that the arrangement conveys a right to use a specific asset or assets for an agreed period of time in return for a payment or a series of payments. Such a determination is made based on an evaluation of the substance of the arrangement and is regardless of whether the arrangement takes the legal form of a lease.

Classification of assets leased to the Group. Assets that are held by the Group under leases which transfer to the Group substantially all the risks and rewards of ownership are classified as being held under capital leases. Leases which do not transfer substantially all the risks and rewards of ownership to the Group are classified as operating leases.

Assets acquired under capital leases. Where the Group acquires the use of assets under capital leases, the amounts representing the fair value of the leased asset, or, if lower, the present value of the minimum lease payments, of such assets are included in property, plant and equipment and the corresponding liabilities, net of finance charges, are recorded as obligations under capital leases. Depreciation is provided at rates which write off the cost or valuation of the assets over the term of the relevant lease or, where it is likely the Group will obtain ownership of the asset, the life of the asset. Finance charges implicit in the lease payments are charged to the consolidated income statement over the period of the leases so as to produce an approximately constant periodic rate of charge on the remaining balance of the obligations for each accounting period. Contingent rentals are charged to the consolidated income statement in the accounting period in which they are incurred.

Operating lease charges. Where the Group has the use of assets held under operating leases, payments made under the leases are charged to the consolidated income statement in equal installments over the accounting periods covered by the lease term, except where an alternative basis is more representative of the pattern of benefits to be derived from the leased asset. Lease incentives received are recognized in the consolidated income statement as an integral part of the aggregate net lease payments made. Contingent rentals are charged to the consolidated income statement in the accounting period in which they are incurred.

Sale and leaseback transactions. Gains or losses on equipment sale and leaseback transactions which result in capital leases are deferred and amortized over the terms of the related leases. Gains or losses on equipment sale and leaseback transactions which result in operating leases are recognized immediately if the transactions are established at fair value. Any loss on the sale perceived to be a real economic loss is recognized immediately. However, if a loss is compensated for by future rentals at a below-market price, then the artificial loss is deferred and amortized over the period that the equipment is expected to be used. If the sale price is above fair value, then any gain is deferred and amortized over the useful life of the assets.

Lease Prepayments

Lease prepayments represent the costs of land use rights in the PRC. Land use rights are carried at cost and charged to expense on a straight-line basis over the respective periods of rights of 30 years. The non-current portion and current portion of lease prepayments have been reported in Lease Prepayments, Prepayments and Other Receivables in the balance sheets, respectively.

Goodwill

Goodwill represents the excess of purchase price and related costs over the value assigned to the net tangible and identifiable intangible assets of businesses acquired. Goodwill is not amortized but is tested for impairment annually, or when circumstances indicate a possible impairment may exist. Impairment testing is performed at a reporting unit level. An impairment loss generally would be recognized when the carrying amount of the reporting unit exceeds the fair value of the reporting unit, with the fair value of the reporting unit determined using a discounted cash flow (“DCF”) analysis. A number of significant assumptions and estimates are involved in the application of the DCF analysis to forecast operating cash flows, including the discount rate, the internal rate of return, and projections of realizations and costs to produce. Management considers historical experience and all available information at the time the fair values of its reporting units are estimated. Goodwill was determined to be fully impaired during the year ended December 31, 2012.

FUWEI FILMS (HOLDINGS) CO., LTD. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(amounts in thousands except share and per share value)

(Unaudited)

Impairment of Long-lived Assets

The Company recognizes an impairment loss when circumstances indicate that the carrying value of long-lived assets with finite lives may not be recoverable. Management’s policy in determining whether an impairment indicator exists, a triggering event, comprises measurable operating performance criteria at an asset group level as well as qualitative measures. If an analysis is necessitated by the occurrence of a triggering event, the Company uses assumptions, which are predominately identified from the Company’s strategic long-range plans, in determining the impairment amount. In the calculation of the fair value of long-lived assets, the Company compares the carrying amount of the asset group with the estimated future cash flows expected to result from the use of the assets. If the carrying amount of the asset group exceeds the estimated expected undiscounted future cash flows, the Company measures the amount of the impairment by comparing the carrying amount of the asset group with their estimated fair value. We estimate the fair value of assets based on market prices (i.e., the amount for which the asset could be bought by or sold to a third party), when available. When market prices are not available, we estimate the fair value of the asset group using discounted expected future cash flows at the Company’s weighted-average cost of capital. Management believes its policy is reasonable and is consistently applied. Future expected cash flows are based upon estimates that, if not achieved, may result in significantly different results.

Revenue Recognition

Sales of plastic films are reported, net of value added taxes (“VAT”), sales returns, and trade discounts. The standard terms and conditions under which the Company generally delivers allow a customer the right to return product for refund only if the product does not conform to product specifications; the non-conforming product is identified by the customer; and the customer rejects the non-conforming product and notifies the Company within 30 days of receipt for both PRC and overseas customers. The Company recognizes revenue when products are delivered and the customer takes ownership and assumes risk of loss, collection of the relevant receivable is probable, persuasive evidence of an arrangement exists and the sales price is fixed or determinable.

In the PRC, VAT of 13% on the invoice amount is collected with respect to the sales of goods on behalf of tax authorities. The VAT collected is not revenue of the Company; instead, the amount is recorded as a liability on the consolidated balance sheet until such VAT is paid to the authorities.

Income Taxes

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carry forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

FUWEI FILMS (HOLDINGS) CO., LTD. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(amounts in thousands except share and per share value)

(Unaudited)

Earnings Per Share

Basic earnings per share is computed by dividing net earnings by the weighted average number of ordinary shares outstanding during the year. Diluted earnings per share is calculated by dividing net earnings by the weighted average number of ordinary and dilutive potential ordinary shares outstanding during the year. Diluted potential ordinary shares consist of shares issuable pursuant to the Company’s stock option plan.

Share-Based Payments

The Company accounts for share based payments under the modified-prospective transition method, which requires companies to measure and recognize the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value.

Non-controlling interest

Non-controlling interest represents the portion of equity that is not attributable to the Company. The net income (loss) attributable to non-controlling interests are separately presented in the accompanying statements of income and other comprehensive income. Losses attributable to non-controlling interests in a subsidiary may exceed the interest in the subsidiary’s equity. The related non-controlling interest continues to be attributed its share of losses even if that attribution results in a deficit of the non-controlling interest balance.

Contingencies

In the normal course of business, the Company is subject to contingencies, including legal proceedings and claims arising out of the business that relate to a wide range of matters, including among others, product liability. The Company recognizes a liability for such contingency if it determines it is probable that a loss has occurred and a reasonable estimate of the loss can be made. The Company may consider many factors in making these assessments including past history and the specifics of each matter.

Reclassification

For comparative purposes, the prior year’s consolidated financial statements have been reclassified to conform to reporting classifications of the current year periods. These reclassifications had no effect on net loss or total net cash flows as previously reported.

FUWEI FILMS (HOLDINGS) CO., LTD. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(amounts in thousands except share and per share value)

(Unaudited)

Recently Issued Accounting Standards

Disclosure Framework

In August 2018, the FASB issued ASU No. 2018-13, "Disclosure Framework- Changes to the Disclosure Requirements for Fair Value Measurement" ("ASU 2018-13"), which removes, modifies, and adds certain disclosure requirements in ASC 820. ASU 2018-13 is effective for fiscal years and interim periods beginning after December 15, 2019; early adoption is permitted. We are in the process of evaluating the impact of this standard on our disclosures but do not currently believe that it will have a material impact.

Leases

In February 2016, the FASB issued ASU 2016-02,"Leases" to provide a new comprehensive model for lease accounting. Under this guidance, lessees and lessors should apply a "right-of-use" model in accounting for all leases (including subleases) and eliminate the concept of operating leases and off-balance sheet leases. This guidance is effective for annual periods and interim periods within those annual periods beginning after December 15, 2018. Early adoption is permitted. We adopted the provision of ASU 2016-02. The adoption of ASU 2016-02 did not have a material impact on our consolidated financial statements.

Financial Instruments - Credit Losses

In June 2016, the FASB issued ASU 2016-13, Financial Instruments - Credit Losses (Topic 326): The amendments in this Update require a financial asset (or a group of financial assets) measured at amortized cost basis to be presented at the net amount expected to be collected. The amendments broaden the information that an entity must consider in developing its expected credit loss estimate for assets measured either collectively or individually. The use of forecasted information incorporates more timely information in the estimate of expected credit loss, which will be more decision useful to users of the financial statements. ASU 2016-13 is effective for the Company for fiscal years beginning after December 15, 2019, including interim periods within those fiscal years. Early adoption is allowed as of the fiscal years beginning after December 15, 2018, including interim periods within those fiscal years.

In February 2020, the FASB issued ASU 2020-02, “Financial Statements - Credit losses (Topic 326) and Leases (Topic 842) - Amendments to SEC Paragraphs Pursuant to SEC Staff Accounting Bulletin No. 119 and Update to SEC Section on Effective Date Relating to Accounting Standards Update No. 2016-02, Leases (Topic 842)” (“ASU 2020-02”), which provides guidance on the measurement and requirements related to credit losses. The new guidance was effective upon issuance of this final accounting standards update. The Company has adopted this standard and the adoption did not have a material impact on its condensed consolidated financial statements or disclosures.

Other pronouncements issued by the FASB or other authoritative accounting standards group with future effective dates are either not applicable or not significant to the consolidated financial statements of the Company.

FUWEI FILMS (HOLDINGS) CO., LTD. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(amounts in thousands except share and per share value)

(Unaudited)

NOTE 3 - ACCOUNTS AND BILLS RECEIVABLES

Accounts and bills receivables consisted of the following:

	June 30, 2021		December 31, 2020
	RMB	US$	RMB
Accounts receivable	30,074	4,658	15,331
Less: Allowance for doubtful accounts	(1,750)	(271)	(485)
	28,324	4,387	14,846
Bills receivable	15,473	2,396	17,547
	43,797	6,783	32,393

The Group has a credit policy in place and the exposure to credit risk is monitored on an ongoing basis. Credit evaluations are performed on all customers requiring credit over a certain amount. These receivables are due within 7 to 90 days from the date of billing. Generally, the Group does not obtain collateral from customers. Bills receivable are banker’s acceptance bills, which are guaranteed by the bank.

NOTE 4 - INVENTORIES

Inventories consisted of the following:

	June 30, 2021		December 31, 2020
	RMB	US$	RMB
Raw materials	21,632	3,350	21,018
Work-in-progress	845	131	1,233
Finished goods	8,497	1,316	10,187
Consumables and spare parts	882	137	874
Inventory-reserve	(7,379)	(1,143)	(7,876)
	24,477	3,791	25,436

NOTE 5 - Assets Held for Sale

On November 30, 2020, our Board approved and authorized to sell the Dornier Production Line and the trial production line by way of open tendering at a realizable price. On December 20, 2020, Huizhou Yidu Yuzheng Digital Technology Co. LTD. (“Huizhou Yidu Yuzheng”) won the bidding at a total price of RMB141,100 (or approximately US$21,625) for the Dornier Production Line and the trial production line.

As of June 30, 2021, assets of Dornier Production Line and the trial production line which was made by Mitsubishi for R & D met the criteria to be classified as held for sale in accordance with ASC 360-10 and are presented at the lower of the assets' carrying amount or fair value less cost to sell by segment in current assets in the table below. These assets are considered non-core assets to the company's operations and are idle asset for many years.

	June 30, 2021		December 31, 2020
	RMB	US$	RMB
Dornier Production Line and the trial production line	-	-	122,919
	-	-	122,919

FUWEI FILMS (HOLDINGS) CO., LTD. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(amounts in thousands except share and per share value)

(Unaudited)

NOTE 6 - PROPERTY, PLANT AND EQUIPMENT, NET

Property, plant and equipment consisted of the following:

	June 30, 2021		December 31, 2020
	RMB	US$	RMB
Buildings	76,613	11,866	76,613
Plant and equipment	434,366	67,275	431,072
Computer equipment	3,275	507	3,171
Furniture and fixtures	19,042	2,949	20,855
Motor vehicles	1,393	216	1,546
	534,689	82,813	533,257
Less: accumulated depreciation	(428,761)	(66,407)	(421,949)
Less: impairment of plant and equipment	-	-	-
	105,928	16406	111,308

Total depreciation for the six-month periods ended June 30, 2021 and 2020 was RMB6,109 (US$946) and RMB17,986, respectively. For the three-month periods ended June 30, 2021 and 2020, total depreciation was RMB2,947 (US$463) and RMB11,139, respectively.

NOTE 7 - LEASE PREPAYMENTS

Lease prepayments represent the costs of land use rights in the PRC. Land use rights are carried at cost and charged to expense on a straight-line basis over the respective periods of rights of 30 years. The current portion of lease prepayments has been included in prepayments and other receivables in the balance sheet.

Lease prepayments consisted of the following:

	June 30, 2021		December 31, 2020
	RMB	US$	RMB
Lease prepayment - non current	14,952	2,316	15,219
Lease prepayment - current	534	83	534
	15,486	2,399	15,753

Amortization of land use rights for the six months ended June 30, 2021 and 2020 was RMB266 (US$41) and RMB267, respectively. Amortization of land use rights for the three months ended June 30, 2021 and 2020 was RMB132 (US$21) and RMB133, respectively.

FUWEI FILMS (HOLDINGS) CO., LTD. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(amounts in thousands except share and per share value)

(Unaudited)

Estimated amortization expenses for the next five years after June 30, 2021 are as follows:

	RMB	US$
1 year after	534	83
2 years after	534	83
3 years after	534	83
4 years after	534	83
5 years after	534	83
Thereafter	12,816	1,984

As of June 30, 2021, the amount of RMB534 (US$83) will be charged into amortization expenses within one year, and is classified as current asset under the separate line item captioned as Prepayments and Other Receivables on balance sheets.

NOTE 8 - SHORT-TERM BORROWINGS AND LONG-TERM LOAN

Short-term borrowings and long-term loan consisted of the following:

	Interest	June 30 , 2021		December 31, 2020
Lender	rate per annum	RMB	US$	RMB
BANK LOANS
Bank of Weifang.
- June 17, 2021 to June 16, 2022	6.5%	15,000	2,323	15,000
- July 15, 2020 to July 9, 2021	6.5%	20,000	3,098	20,000
- July 9, 2020 to July 9, 2021	6.5%	30,000	4,646	30,000

Notes:

The principal amounts of the above loans are repayable at the end of the loan period.

NOTE 9 - RELATED PARTY TRANSACTIONS

Due to related parties

In April 2014, the Company obtained a loan for a total amount of RMB105,000 from Shandong SNTON Optical Materials Technology Co., Ltd. (the “Shandong SNTON”) to pay off certain short-term loans due to Bank of Communications Co., Ltd. The interest shall be calculated at the benchmark rate, plus an additional 20% of the said benchmark rate, for the loan of the same term announced by the People’s Bank of China. The interest must be paid quarterly and settled in full at the end of the year. As of December 31, 2014, the principal of this loan and the interest have not been paid. In March 2015, the Company entered into a supplemental agreement with Shandong SNTON pursuant to which the parties agreed that the Company will pay off the principal of this loan plus interest upon availability of new loans from banks or other financial institutions.

On June 23, 2020, Shandong SNTON Group Co., Ltd. (the “SNTON Group”) transferred its equity in Hongkong Ruishang International Trade Co., Ltd. (“Hongkong Ruishang”) to Shanghai Meicheng Enterprise Management Co., Ltd., (“Shanghai Meicheng”). SNTON Group previously held the Company’s 52.9% controlling outstanding ordinary shares (the “Shares”) indirectly through Hongkong Ruishang. As a result of this transfer, there is no longer relationship between the Company and Shandong SNTON.

FUWEI FILMS (HOLDINGS) CO., LTD. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(amounts in thousands except share and per share value)

(Unaudited)

According to the credit of assignment agreement between Shandong SNTON and Shandong Shengjia Industrial Park Operation and Management (“Shandong Shengjia”), Shandong SNTON transferred its right of credit in the Company to Shandong Shengjia. Shandong Shengjia further transferred it to Shanghai Meicheng. Due to the transfer, the related accounts payable to Shanghai Meicheng as of December 31, 2020 was RMB73,571 (US$11,394) after paying back part of the loan. As of June 30, 2021, we have paid off all the principle and interest.

NOTE 10 - NOTES PAYABLE

As of June 30, 2021 and December 31, 2020, Shandong Fuwei had banker’s acceptances opened with a maturity span from three to six months totaling RMB0 (US$0) and RMB15,000 for payment in connection with raw materials.

NOTE 11 - INCOME TAX

Income tax expense was RMB5,755 (US$891) and income tax benefit was RMB81 for the six months ended June 30, 2021 and 2020, respectively.

Income tax expense was RMB5,736 (US$888) and RMB13 for the three months ended June 30, 2021 and 2020, respectively.

NOTE 12 - EARNINGS PER SHARE

Basic and diluted net profit per share was RMB15.67 (US$2.43) and RMB8.27 for the six months period ended June 30, 2021 and 2020, respectively.

Basic and diluted net profit per share was RMB6.06 (US$0.94) and RMB4.30 for the three months period ended June 30, 2021 and 2020, respectively.

NOTE 13 - MAJOR CUSTOMERS AND VENDORS

There was one and no major customer who accounted for more than 10% of the total net revenue for the six-month periods ended June 30, 2021 and 2020, respectively.

	Percentage of total revenue (%)
Customer	June 30, 2021	June 30, 2020
Hunan Wujo Hi-Tech Materials Co., Ltd.	16.3%	7.1%

FUWEI FILMS (HOLDINGS) CO., LTD. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(amounts in thousands except share and per share value)

(Unaudited)

The following are the vendors that supplied 10% or more of our raw materials for June 30, 2021 and 2020:

		Percentage of total purchases (%)
Supplier	Item	June 30, 2021	June 30, 2020
Sinopec Yizheng Chemical Fibre Company Limited (“Sinopec Yizheng”)	PET resin and Additives	52.0%	51.3%
Jiangyin Branch, Hefei Lucky Science& Technology Industry Company Ltd. (“Hefei Lucky”)	PET resin and Additives	-	10.6%
Weifang Power Supply Company	Electric power	8.9%	10.5%

The balance of advance to supplier Sinopec Yizheng was RMB1,110 (US$172) as of June 30, 2021, respectively.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

References to "dollars" and "US$" are to United States Dollars. References to "we", "us", the "Company" or "Fuwei Films" include Fuwei Films (Holdings) Co., Ltd. and its subsidiaries, except where the context requires otherwise.

In the second quarter of 2021, we continued to be adversely affected by enhanced competition and increased supply over demand in China’s BOPET market. In addition, fierce competition from overseas as well as anti-dumping measures taken by the United States of America and South Korea caused orders from international markets to decrease.

We believe that in the remaining quarters of 2021, there will be a growing capacity of BOPET films in China and stronger competition in the market. Our ability to retain effective control over the pricing of our products on a timely basis is limited due to the enhanced competition in the BOPET market.

On July 2, 2020, we announced receipt of a notification from Shanghai Meicheng Enterprise Management Co., Ltd., (“Shanghai Meicheng”) with respect to an ownership transfer from Shandong SNTON Group Co., Ltd. (the “SNTON Group”) to Shanghai Meicheng, of our 52.9% controlling outstanding ordinary shares (the “Shares”). SNTON Group held the Shares indirectly through an intermediate holding company, Hongkong Ruishang International Trade Co., Ltd. (“Hongkong Ruishang”). SNTON Group transferred its equity in Hongkong Ruishang to Shanghai Meicheng on June 23, 2020, due to SNTON Group’s asset reorganization. As a result of this transfer, Shanghai Meicheng now indirectly owns the Shares through Hongkong Ruishang and Hongkong Ruishang in turn holds the Shares through we Apex Glory Holdings Limited, a British Virgin Islands corporation.

Shanghai Meicheng is a diversified investment management company located in the Yuhaitang Science and Technology Park of Chongwen District in Shanghai, P.R. China. Its area of investment includes new material, smart city, new energy, culture and entertainment.

We announced that we have entered into a Securities Purchase Agreement (as amended) (the “Purchase Agreement”) with Enesoon New Energy Limited, a British Virgin Islands company (“Enesoon”), directly and indirectly holding subsidiaries in China primarily engaged in green thermal energy storage businesses, and Enesoon’s shareholders. The Purchase Agreement will result in the issuance by the Company of 111,111,111 new ordinary shares (“Consideration Shares”) in exchange for all outstanding shares of Enesoon. As a result of this transaction, the former shareholders of Enesoon will beneficially own in the aggregate approximately 97.1% of our outstanding shares.

The closing of the transactions contemplated under the Purchase Agreement is subject to various closing conditions, including approval of the issuance of Consideration Shares by the shareholders of the Company, receipt of NASDAQ approval, receipt by the Company of a satisfactory fairness opinion or valuation and other customary conditions.

On August 26, 2021, we announced the results of our Extraordinary General Meeting of Shareholders (the “Meeting”), which was held on August 26, 2021 at 10:00 a.m. (Beijing Time) at Fuwei Films (Shandong) Co., Ltd., No. 387 Dongming Road, Weifang, Shandong, China. Holders of approximately 73.7% of our outstanding ordinary shares, as of the record date, July 27, 2021, were present in person or represented by proxy at the Meeting and approved the (1) the issuance of 111,111,111 ordinary shares of par value of US$0.519008 each of the Company to the shareholders of Enesoon in exchange for all issued shares of Enesoon; (2) the increase of the authorised share capital of the Company from US$2,595,040 divided into 5,000,000 ordinary shares of US$0.519008 each to US$70,066,080 divided into 135,000,000 ordinary shares of US$0.519008 each; and (3) authorization of our directors to do all acts and things considered by them to be necessary or desirable in connection with the implementation the forgoing resolutions.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

On August 14, 2013, we announced the receipt of the first notice from our controlling shareholder, the Weifang State-owned Assets Operation Administration Company, a wholly-owned subsidiary of Weifang State-owned Asset Management and Supervision Committee (collectively, the “Administration Company”) indicating that the Administration Company had determined to place control over 6,912,503 (or 52.9%) of its outstanding ordinary shares up for sale at a public auction to be held in China. Four public auctions were held in Jinan, Shandong Province, China. We learned that they failed due to a lack of bidders registered for the auction. On March 25, 2014, the fifth public auction was held in Jinan, Shandong Province, China. The beneficial ownership of 6,912,503 of our ordinary shares previously owned by the Administration Company through Apex Glory Holdings Limited, a British Virgin Islands corporation, was bid on by Shandong SNTON Optical Materials Technology Co., Ltd (“Shandong SNTON”) through the public auction. Shandong SNTON received 6,912,503 (or 52.9%) of our outstanding ordinary shares at a price of RMB101,800,000 (approximately US$16,572,787) or approximately US$2.40 per ordinary share.

On May 12, 2014, we announced that we had learned that the successful bidder, Shandong SNTON in the fifth public auction of 6,912,503 (or 52.9%) of our outstanding ordinary shares (the “Shares”) held on March 25, 2014, was entrusted by Hongkong Ruishang International Trade Co., Ltd., a Hong Kong corporation, (“Hongkong Ruishang”) to handle all the formalities and procedure in connection with the public auction. As a result of the entrusted arrangement, we believe Hongkong Ruishang is the party controlling the Shares acquired in the fifth public auction. According to publicly available information in the People’s Republic of China, Shandong SNTON is a wholly owned subsidiary of Shandong SNTON Group Co., Ltd. (the “SNTON Group”). Mr. Xiusheng Wang, the chairman of the Board of Directors of SNTON Group is also Hongkong Ruishang’s chairman.

On May 14, 2014, we announced that we received a notification from Shandong Fuhua Investment Company Limited. (“Shandong Fuhua”) with respect to an entire ownership transfer of our 12.55% outstanding ordinary shares from the Administration Company to Shandong Fuhua. The Administration Company originally held these shares indirectly through an intermediate holding company, Easebright Investments Limited (“Easebright”). As a result of this transfer, Shandong Fuhua indirectly owns 12.55% of our outstanding ordinary shares through Easebright.

Results of operations for the three-month periods ended June 30, 2021 compared to June 30, 2020

The table below sets forth certain line items from our Statement of Income as a percentage of revenue:

	Three-Month Period Ended	Three-Month Period Ended
	June 30, 2021	June 30, 2020

	(as % of Revenue)
Gross profit	39.6	41.6
Operating expenses	(13.9)	(22.6)
Operating income (loss)	25.7	18.9
Other income (expense)	(0.4)	(2.0)
Provision for income taxes	(5.7)	-
Net income (loss)	19.7	17.0

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Revenue

Net sales during the second quarter ended June 30, 2021 were RMB100.6 million (US$15.6 million), compared to RMB82.9 million during the same period in 2020, representing a year-over-year increase of RMB17.7 million or 21.4%. The increase of average sales price caused a year-over-year increase of RMB15.6 million and higher sales volume caused an increase of RMB2.1 million.

In the second quarter of 2021, sales of specialty films were RMB69.0 million (US$10.7 million) or 68.6% of our total revenues as compared to RMB48.1 million or 58.0% in the same period of 2020, which was an increase of RMB20.9 million, or 43.5% as compared to the same period in 2020. The increase of sales volume caused an increase of RMB16.0 million and the increase in the average sales price caused an increase of RMB4.9 million.

The following is a breakdown of commodity and specialty film sales (amounts in thousands):

	Three-Month Period Ended June 30, 2021		% of Total	Three-Month Period Ended June 30, 2020	% of Total
	RMB	US$		RMB
Stamping and transfer film	21,762	3,371	21.6%	25,885	31.3%
Printing film	5,232	810	5.2%	5,746	6.9%
Metallization film	1,090	169	1.1%	1,159	1.4%
Specialty film	68,979	10,683	68.6%	48,088	58.0%
Base film for other application	3,519	545	3.5%	1,978	2.4%

	100,582	15,578	100.0%	82,856	100.0%

Overseas sales were RMB13.4 million or US$2.1 million, or 13.3% of total revenues, compared with RMB7.5 million or 9.1% of total revenues in the second quarter of 2020. The increase of average sales price caused an increase of RMB0.6 million and the increase in sales volume resulted in an increase of RMB5.3 million.

The following is a breakdown of PRC domestic and overseas sales (amounts in thousands):

	Three-Month Period Ended June 30, 2021		% of Total	Three-Month Period Ended June 30, 2020	% of Total
	RMB	US$		RMB
Sales in China	87,205	13,506	86.7%	75,334	90.9%
Sales in other countries	13,377	2,072	13.3%	7,522	9.1%

	100,582	15,578	100.0%	82,856	100.0%

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Cost of Goods Sold

Cost of goods sold comprises mainly of material costs, factory overhead, power, packaging materials and direct labor. The breakdown of our cost of goods sold in percentage is as follows:

	Three-Month Period Ended June 30, 2021	Three-Month Period Ended June 30, 2020
	% of total	% of total
Materials costs	73.8%	71.4%
Factory overhead	7.2%	6.3%
Energy expense	9.6%	12.9%
Packaging materials	4.0%	5.5%
Direct labor	5.4%	3.9%

Cost of goods sold during the second quarter of 2021 totaled RMB60.7 million (US$9.4 million) as compared to RMB48.4 million in the same period of 2020. This was RMB12.3 million or 25.4% higher than the same period in 2020. The increase in unit cost of goods sold caused an increase of RMB11.0 million and the increase in sales volume caused an increase of RMB1.3 million.

Gross Profit

Gross profit was RMB39.9 million (US$6.2 million) for the second quarter ended June 30, 2021, representing a gross profit rate of 39.6%, as compared to a gross profit rate of 41.6% for the same period in 2020.

Operating Expenses

Operating expenses for the second quarter ended June 30, 2021 were RMB14.0 million (US$2.2 million), as compared to RMB18.7 million for the same period in 2020. This decrease was mainly due to the decrease of accrual depreciation of the third production line as these two production lines were sold.

Other Expense

Total other expense is a combination result of interest income, interest expense and others income (expense). Total other expense during the second quarter ended June 30, 2021 was RMB0.4 million (US$0.1 million), RMB1.2 million lower than the same period in 2020.

Income Tax Expense

The income tax expense was RMB5.7 million (US$0.9 million) during the second quarter ended June 30, 2021, compared to income tax expense of RMB0.013 million during the same period in 2020. This increase of the income tax expense was due to changes in deferred tax.

Net Profit

Net profit attributable to the Company during the second quarter ended June 30, 2021 was RMB19.8 million (US$3.1 million) while net profit attributable to the Company was RMB14.1 million during the same period in 2020.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Results of operations for the six-month periods ended June 30, 2021 compared to June 30, 2020

The table below sets forth certain line items from our Statement of Operations and Comprehensive Income as a percentage of revenue:

	Six-Month Period Ended	Six-Month Period Ended
	June 30, 2021	June 30, 2020

	(as % of Revenue)
Gross profit	40.7	38.7
Operating expenses	(12.1)	(20.3)
Operating income (loss)	28.6	18.3
Other income (expense)	(0.5)	(2.1)
Provision for income taxes	(2.8)	-
Net income (loss)	25.3	16.3

Revenue

Net sales during the six-month period ended June 30, 2021 were RMB202.2 million (US$31.3 million), compared to RMB166.1 million in the same period in 2020, representing an increase of RMB36.1 million or 21.7%. The increase in average sales price caused an increase of RMB22.0 million and the increase in the sales volume caused an increase of RMB14.1 million.

In the six-month period ended June 30, 2021, sales of specialty films were RMB133.9 million (US$20.7 million) or 66.2% of our total revenues as compared to RMB88.0 million or 53.0% in the same period of 2020, which was an increase of RMB45.9 million, or 52.2% as compared to the same period in 2020. The increase in sales volume caused an increase of RMB41.6 million and the increase in the average sales price caused an increase of RMB4.3 million.

The following is a breakdown of commodity and specialty film sales (amounts in thousands):

	Six-Month Period Ended June 30, 2021		% of Total	Six-Month Period Ended June 30, 2020	% of Total
	RMB	US$		RMB
Stamping and transfer film	47,113	7,298	23.3%	60,406	36.3%
Printing film	10,714	1,659	5.3%	11,591	7.0%
Metallization film	2,733	423	1.4%	2,661	1.6%
Specialty film	133,941	20,745	66.2%	87,965	53.0%
Base film for other application	7,705	1,193	3.8%	3,466	2.1%

	202,206	31,318	100.0%	166,089	100.0%

Overseas sales during the six months ended June 30, 2021 were RMB22.4 million or US$3.5 million, or 11.1% of total revenues, compared with RMB13.3 million or 8.0% of total revenues in the same period in 2020. This was RMB9.1 million higher than the same period in 2020. The increase in sales volume resulted in an increase of RMB8.1 million while higher average sales price caused an increase of RMB1.0 million.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following is a breakdown of PRC domestic and overseas sales (amounts in thousands):

	Six-Month Period Ended June 30, 2021		% of Total	Six-Month Period Ended June 30, 2020	% of Total
	RMB	US$		RMB
Sales in China	179,801	27,848	88.9%	152,783	92.0%
Sales in other countries	22,405	3,470	11.1%	13,306	8.0%

	202,206	31,318	100.0%	166,089	100.0%

Cost of Goods Sold

Cost of goods sold comprises mainly of material costs, factory overhead, power, packaging materials and direct labor. The breakdown of our cost of goods sold in percentage is as follows:

	Six-Month Period Ended June 30, 2021	Six-Month Period Ended June 30, 2020
	% of total	% of total
Materials costs	72.1%	72.8%
Factory overhead	8.1%	7.3%
Energy expense	9.8%	11.3%
Packaging materials	4.3%	5.0%
Direct labor	5.7%	3.6%

Cost of goods sold during the first six months of 2021 totaled RMB119.9 million (US$18.6 million) as compared to RMB101.9 million in the same period of 2020. This was RMB18.0 million or 17.7% higher than the same period in 2020. The increase in sales volume resulted in an increase of RMB8.7 million and the increase in average sales cost caused an increase of RMB9.3 million which was mainly due to the price increase of main raw materials.

Gross Profit

Our gross profit was RMB82.3 million (US$12.7 million) for the first six months ended June 30, 2021, representing a gross margin rate of 40.7%, as compared to a gross margin rate of 38.7% for the same period in 2020. Correspondingly, gross margin rate increased by 2.0 percentage points. Our average product sales prices increased by 12.2% compared to the same period last year while the average cost of goods sold increased by 8.4% compared to the same period last year. Consequently, it resulted in an increase in our gross margin.

Operating Expenses

Operating expenses for the six months ended June 30, 2021 were RMB24.4 million (US$3.8 million), compared to RMB33.8 million in the same period in 2020, which was RMB9.4 million or 27.8% lower than the same period in 2020. This decrease was mainly due to the decrease of accrual depreciation of the third production line and trial production line.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Other Expense

Total other expense is a combination result of interest income, interest expense and others income (expense). Total other expense during the first half of 2021 was RMB1.0 million (US$0.1 million) while total other expense was RMB3.5 million for the same period in 2020.

Income Tax Benefit/Expense

The income tax expense was RMB5.8 million (US$0.9 million) during the six months ended June 30, 2021, compared to income tax benefit of RMB0.08 million during the same period in 2020. This increase of the income tax expense was due to changes in deferred tax.

Net Income

Net income attributable to the Company during the first half of 2021 was RMB51.2 million (US$7.9 million) compared to net income attributable to the Company of RMB27.0 million during the same period in 2020, representing an increase of RMB24.2 million from the same period in 2020 due to the factors described above.

Liquidity and Capital Resources

Our capital expenditures have been primarily from cash generated from our operations and borrowings from related parties, financial institutions. The interest rates of borrowings from financial institutions during the period from the second quarter of 2020 to the second quarter of 2021 ranged from 6.5% to 6.5%.

In April 2014, we obtained a loan for a total amount of RMB105.0 million from Shandong SNTON Optical Materials Technology Co., Ltd. (the “Shandong SNTON”) to pay off certain short-term loans due to Bank of Communications Co., Ltd. The interest shall be calculated at the benchmark rate, plus an additional 20% of the said benchmark rate, for the loan of the same term announced by the People’s Bank of China. The interest must be paid quarterly and settled in full at the end of the year. As of December 31, 2014, the principal of this loan and the interest have not been paid. In March 2015, the Company entered into a supplemental agreement with Shandong SNTON pursuant to which the parties agreed that the Company will pay off the principal of this loan plus interest upon availability of new loans from banks or other financial institutions.

On June 23, 2020, Shandong SNTON Group Co., Ltd. (the “SNTON Group”) transferred its equity in Hongkong Ruishang International Trade Co., Ltd. (“Hongkong Ruishang”) to Shanghai Meicheng Enterprise Management Co., Ltd., (“Shanghai Meicheng”). SNTON Group previously held the Company’s 52.9% controlling outstanding ordinary shares (the “Shares”) indirectly through Hongkong Ruishang. As a result of this transfer, there is no longer relationship between the Company and Shandong SNTON.

According to the credit of assignment agreement between Shandong SNTON and Shandong Shengjia Industrial Park Operation and Management (“Shandong Shengjia”), Shandong SNTON transferred its right of credit in the Company to Shandong Shengjia. Shandong Shengjia further transferred it to Shanghai Meicheng. Due to the transfer, the related accounts payable to Shanghai Meicheng as of December 31, 2020 was RMB73.6 million (US$11.4 million) after paying back part of the loan. As of June 30, 2021, we have paid off all the principle and interest.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

We believe that, after taking into consideration our present and potential future loans from related parties and banking facilities, existing cash and the expected cash flows to be generated from our operations, we will have adequate sources of liquidity to meet our short-term obligations and our working capital requirements.

Operating Activities

Net cash provided by operating activities for the six months ended June 30, 2021 was RMB20.0 million (US$3.1 million) compared to net cash provided by operating activities of RMB25.9 million for the six months ended June 30, 2020.

Investing Activities

Net cash flows provided by investing activities for the six months ended June 30, 2021 was RMB123.7 million (US$19.2 million) compared to net cash flows used in investing activities of RMB2.2 million for the six months ended June 30, 2020. This increase in cash flows provided by investing activities was primarily attributable to increased cash inflow as a result of the sale of production lines.

Financing Activities

Net cash flows used in financing activities for the six months ended June 30, 2021 was RMB88.6 million (US$13.7 million) compared to net cash flows used in financing activities of RMB28.7 million for the six months ended June 30, 2020. This increase in cash flows used in financing activities was primarily attributable to paying back loans to the related party.

Working Capital

As of June 30, 2021 and December 31, 2020, we had a working capital surplus of RMB159.6 million (US$24.7 million) and RMB101.1 million, respectively. Working capital increased by RMB58.5 million (US$9.1 million), or 57.9% compared to the amount as of December 31, 2020. Our main current liability is a loan from banks.

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The following table is a summary of our contractual obligations as of June 30, 2021 (in thousands RMB):

	Payments due by period
Contractual Commitments	Total	Less than 1 Total Year	1-3 Years	3-5 Years	More than 5 Years

	(RMB in thousands)
Equipment Purchase Contract	1,010	1,010	-	-	-
Bank loans
-Principal	65,000	65,000
-Interest	4,225	4,225			-
Operating leases	81	68	13	-	-
Total	70,316	70,303	13

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Legal Proceedings

From time to time, we may be subject to legal actions and other claims arising in the ordinary course of business. Shandong Fuwei is currently a party to one legal proceeding in China.

On July 9, 2012, a client filed a lawsuit in Beijing Daxing District People’s Court against Shandong Fuwei claiming RMB953,113 plus interest over disputes arising from a Procurement Contract between the parties. Shandong Fuwei raised a jurisdictional objection upon filing its plea, and Beijing Daxing District People’s Court overruled the objection. Shandong Fuwei filed an appeal against the judgment in the First Intermediate People’s Court of Beijing. The appeal was dismissed on January 23, 2013. On May 15, 2013, Beijing Daxing District People’s Court heard the case and adjourned the hearing due to the fact that plaintiff failed to provide sufficient evidence. On June 25, 2013, the case was heard in Beijing Daxing District People’s Court again and it was further adjourned due to plaintiff’s failure to provide sufficient evidence. The case was then scheduled to be heard on August 7, 2013. However, on the day prior to re-scheduled hearing, Shandong Fuwei was informed by Beijing Daxing District People’s Court that the hearing was adjourned further for the same reason that plaintiff failed to provide sufficient evidence. On April 21, 2014, the case was heard, and the plaintiff failed to provide sufficient evidence and the hearing was further adjourned. On May 28, 2014, the case was heard and the plaintiff provided some evidence. On August 25, 2014, the case was heard again. On November 5, 2014, the court accepted the withdrawal application from the plaintiff. On November 26, 2014, the plaintiff filed a second lawsuit in Beijing Daxing District People’s Court against Shandong Fuwei over disputes arising from the Procurement Contract between the parties claiming RMB618,230 plus interest as a result of non- payment. The case was heard on January 26, 2015, where the two parties testified over the relevant evidence. The case was heard on March 3, 2015, October 26, 2015 and May 11, 2016. To date, the case has not been decided.

Exhibit Index

Exhibit No.	Description
99.1	Press Release dated September 2, 2021.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Fuwei Films (Holdings) Co., Ltd.

By:	/s/ Lei Yan
Name: Lei Yan
Title: Chairman and Chief Executive Officer

Dated: September 2, 2021